Changed Dates of Announcement of ASML Quarterly Results

Dear Stakeholder,

Please note that ASML has changed the announcement dates of the 2004 Quarterly Results.

Announcement Q2 2004 Results: — New date: Wednesday July 14 — Date was: Wednesday July 21

Announcement Q3 2004 Results: — New date: Wednesday October 13 — Date was: Wednesday October 20

Announcement Q4 2004 and Annual Results 2004: — New date: Wednesday January 19 — Date was: Thursday January 20

The press release for the Q2 results will be issued on Wednesday July 14 at 08.00 hrs CET.

At 08.00 hrs CET a Management Commentary will be available on our website www.asml.com

A conference call, hosted by Doug Dunn and Peter Wennink, will be held at 16.30 CET. The dial in numbers will be available on our website as of July 5th, 2004.

As for the details concerning the Q3 and Q4 results, you will be informed in due course.

With kind regards,

Investor Relations ASML